NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	November 30 2005 $	August 31 2005 $
	(unaudited)	(audited)
Assets

Cash and cash equivalents	519	1,428

Accounts and other receivables (note 3)	10,545	13,022

Investment in film and television programming (note 4)	19,524	15,559

Prepaid expenses and deposits	132	163

Property and equipment	411	399

Restricted term deposits	19,669	20,597

	50,800	51,168

Liabilities

Production loans (note 5)	17,963	16,038

Accounts payable and accrued liabilities (note 6)	3,773	4,519

Deferred revenue	606	523

Obligation to issue shares (note 8(b))	142	142

Revenue guarantee obligation	19,669	20,597

	42,153	41,819

Shareholders’ Equity

Capital stock (note 10)	9,889	9,889

Contributed surplus	2,398	2,342

Warrants (note 11)	693	693

Other paid-in capital	680	680

Deficit	(5,013)	(4,255)

	8,647	9,349

	50,800	51,168

Nature of operations and going concern (note 1)

Approved by the Board of Directors

                                          Director                                                                    Director

      Gary Howsam

    Mara Di Pasquale

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Operations

(unaudited)

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended November 30, 2005 $	Three Months Ended November 30, 2004 $

Revenue	909	3,098

Expenses
Amortization of investment in film and television programming and other production costs	832	2,933
Selling, general and administrative	1,020	839

	1,852	3,772

Loss from operations before the undernoted	(943)	(674)

Interest income	252	259
Interest expense	(430)	(338)
Other amortization	(20)	(4)
Foreign exchange gain	409	55
Gain on sale of asset (note 7)	33	-
Recovery of selling, general and administration expenses (note 9)	-	119

Loss before income taxes	(699)	(583)

Income tax recovery	-	-

Net loss for the period	(699)	(583)

Net loss per common share (note 12)

Basic	(0.04)	(0.03)

Diluted	(0.04)	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(unaudited)

(expressed in thousands of Canadian dollars)

	Three Months Ended November 30, 2005 $	Three Months Ended November 30, 2004 $

Deficit - Beginning of period As previously reported	(4,255)	(35,442)

Preferred stock dividend	(59)	-
Net loss for the period	(699)	(583)

Deficit - End of period	(5,013)	(36,025)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

 (unaudited)

(expressed in thousands of Canadian dollars)

	Three Months Ended November 30, 2005 $	Three Months Ended November 30, 2004 $

Cash flows from operating activities
Net loss for the period	(699)	(583)
Items not affecting cash
Amortization of film and television programming	539	2,836
Other amortization	20	4
Gain on sale of asset	(33)	-
Stock based compensation	56	-
Investment in film and television programming	(4,503)	(410)
Changes in non-cash operating working capital (note 13)	1,877	(4,193)

	(2,743)	(2,346)

Cash flows from investing activities
Property and equipment purchases	(32)	(22)

	(32)	(22)

Cash flows from financing activities
Preferred stock dividends (note 10(a))	(59)	-
Issuance of production loans	6,438	3,623
Repayment of production loans	(4,513)	(1,868)

	1,866	1,755

Decrease in cash and cash equivalents	(909)	(613)

Cash and cash equivalents - Beginning of period	1,428	1,484

Cash and cash equivalents - End of period	519	871

Supplemental cash flow information
Interest paid	577	244

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2005 and 2004  <> ""  ""

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the Company) is an integrated company that creates, develops, produces and distributes film, television and video programming for worldwide markets.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial restructuring and requires additional financing until it can generate positive cash flows from operations.  While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

On August 1, 2005 the Company completed a private placement of 4,347,827 Preference Share Units of the Company for US$2 million.

The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due.  There is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations.  If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant Accounting Policies

Basis of Presentation

The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements include the accounts of the Company and its subsidiaries.  All material intercompany balances and transactions have been eliminated.

The interim consolidated financial statements have been prepared in a manner which is consistent with the accounting policies described in the Company’s audited financial statements for the year ended August 31, 2005 and should be read in conjunction therewith.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2005 and 2004  <> ""  ""

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Adoption of AcG - 15

Effective December 1, 2004, the Company was required to adopt the Canadian Institute of Chartered Accountants’ Accounting Guideline (“AcG - 15”), “Consolidation of Variable Interest Entities” AcG - 15 expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity.  Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. AcG - 15 requires a variable interest entity (“VIE”) to be consolidated by a company if that company is the primary beneficiary of that entity.  An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

Under the guidelines of AcG - 15, the Company is required to consolidate the assets, liabilities and operating results of Peace Arch Project Development Corp. (“PAPDC”). As described in note 8(a), PAPDC is the owner of the Company’s assets and business in existence prior to the reorganization and rationalization of its assets, operations and subsidiaries. Following the sale of PAPDC to a third party as described in note 9, the Company continued to have a variable interest in PAPDC, and it had been determined that the Company was required to absorb the majority of the expected losses of PAPDC. Under the rules governing AcG-15, the Company was considered the primary beneficiary of PAPDC and consequently the Company consolidated PAPDC on a retroactive basis effective December 1, 2004, without restatement of prior periods ..

The impact of consolidating PAPDC under AcG - 15 resulted in a cumulative increase of the Company’s deficit of the change in accounting policy of $53,000.

Comparative amounts

Certain amounts presented for the three month period ending November 30, 2004 have been reclassified to conform to the presentation adopted in the current three month period.

Accounts and other receivables

	November 31, 2005 $	August 31, 2005 $

Trade receivables	4,918	6,921
Tax credits receivable	5,627	6,101

	10,545	13,022

Tax credits receivable are Canadian federal and provincial government refundable tax credits related to specific film productions made in Canada. Management records a tax credit receivable when it is considered more likely than not the amounts will be recoverable. All amounts are subject to final determination by the relevant tax authorities.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2005 and 2004  <> ""  ""

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

The components are as follows:

			November 30, 2005			August 31, 2005
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	56,718	42,899	13,819	55,023	42,398	12,625
Productions in progress	3,018	-	3,018	-	-	-
In development	703	-	703	740	-	740
Television programming
Released	6,349	4,561	1,788	6,744	4,560	2,184
Productions in progress	196	-	196	10	-	10

	66,984	47,460	19,524	62,517	49,958	15,559

Production loans

The Company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

Loans comprise the following:

	November 30, 2005 $	August 31, 2005 $

Bank and other financial institution loans (a)	14,648	13,808
Interim bridging loans (b)	3,315	2,230

	17,963	16,038

The Company expects the loans to be repaid in 2006.

a)

Bank and other financial institution loans

The Company borrows from banks and other financial institutions to finance the costs of film production and film distribution rights acquisitions. Repayments may be solely due from cash flows, as they are received, derived from the revenue of each film or sometimes across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits or subsidies associated with each film or may be collaterized across a number of films.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2005 and 2004  <> ""  ""

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Of the loans outstanding, $8,984,000 (August 31, 2005 - $8,498,000) is denominated in United States dollars. Loans from banks bear interest at rates ranging from the Royal Bank of Scotland’s United States dollar base rate plus 0.5% to plus 2.75%. The Company has several loans outstanding from other institutions which bear interest at the rate of 0% to 1.5% per month of the principal balance outstanding plus a premium payable at maturity. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce’s prime lending rate plus 1.25% to plus 2% or the Royal Bank’s prime lending rate plus 2%.

b)

Interim bridging loans

The wholly owned production subsidiaries borrow, from various parties, on an interim basis prior to closing the financing for a film. These U.S. dollar denominated “bridge loans” are repaid at the time of closing of financing and are secured by the distribution and other rights to the film owned by the production subsidiary. Several loans bear interest at a rate of 30% per annum. The other loans bear interest at the rate of 1.5% per month of the principal balance outstanding plus a premium payable at maturity.

Accounts payable and accrued liabilities

	November 30, 2005 $	August 31, 2005 $

Trade accounts payable	1,861	879
Production related payables	1,419	3,113
Distribution liabilities	482	482
Other liabilities	11	45

	3,773	4,519

Deferred gain on disposal of real estate assets

During the year ended August 31, 2002, the Company sold two real estate properties. In October 2001, the first property was sold for gross proceeds of $2,313,000 and realized a gain on the sale of $88,000. In January 2002, the second property was sold for gross proceeds of $4,772,000. As consideration, the Company received cash in the amount of $3,722,000 and a $1,000,000 note receivable.

At August 31, 2002, the Company continued to occupy the second property through an operating lease arrangement. As the present value of the minimum lease payments was greater than the gain on the sale of $523,000, the gain was deferred and amortized over the four-year minimum lease term. During the year ended August 31, 2003, the Company amortized $127,000 of the deferred gain prior to disposal of the subsidiary in which the gain was recorded (PAPDC).

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2005 and 2004  <> ""  ""

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

During the year ended August 31, 2004, PAPDC was not consolidated by the Company resulting in no gain being recorded (see note 9).

On December 1, 2004 the Company adopted AcG-15 as described in note 2, resulting in PAPDC being consolidated as it was determined to be a VIE of which the Company was the primary beneficiary. PAPDC was consolidated in the Company’s results of operations commencing December 1, 2004.

On May 26, 2005, the Company re-acquired the 100% shares of PAPDC for a nominal amount as described in note 9.  These events have given rise to the amortization of the deferred gain of $33,000 (2004 - $nil) for the three months ended November 30, 2005.

Business Reorganization and debt restructuring

On January 20, 2003, as approved and ratified by the shareholders of the Company at the Annual General Meeting of Shareholders on that date, the Company entered into a number of agreements to effect a business reorganization and certain asset acquisition transactions. Details of the transactions are as follows:

a)

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

The Company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California (Comerica), by which the debts of the Company, and its subsidiaries, to Fremantle and Comerica were renegotiated as in (b) below.

Pursuant to the reorganization, the Company’s wholly owned subsidiary PAPDC became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the Company owned immediately prior to January 20, 2003, the date of the reorganization. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the Company in its subsidiaries existing at January 20, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the Company, including the Company’s indebtedness to Fremantle and Comerica. However, the Company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the Company to each of them (see (b) below for additional discussion).

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2005 and 2004  <> ""  ""

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

b)

Debt restructuring, issuance of conversion instruments and gain on modification

Debt restructuring

Effective January 30, 2003, the Company and Fremantle agreed to restructure the remaining $7,580,000 of term loan due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the Company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described elsewhere in this note. The new debt had no fixed repayment dates. Interest, which continued to accrue at 10% per annum, and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the Company of all outstanding amounts.

Release and reconstitution of a loan guarantee

During the year ended August 31, 2003, the Company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the Company at a deemed price of $5.00 per share.

Conversion instruments

The Company issued a conversion instrument to Fremantle which permitted Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Common Shares of the Company for a period of 90 days commencing on December 31, 2004. On March 31, 2005 Fremantle agreed to convert its $8,793,000 note plus interest for 2,931,125 shares of the Company’s common stock.

As described, and in conjunction with the above, on January 30, 2003, the Company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Common Shares of the Company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share.

Pursuant to the conversion instrument, 336,000 Common Shares, which represent the number of shares that could be issued for the obligation of US$1,075,000, had previously been reserved for issuance. At November 30, 2005 and August 31, 2005 the obligation to Comerica is valued at $142,000.

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2005 and 2004  <> ""  ""

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

On June 25, 2004, the Company voluntarily issued 3,489,814 Common Shares of the Company to PAPDC in consideration for PAPDC agreeing to assume the obligation to issue the Common Shares of the Company to Fremantle and Comerica (collectively, the Lenders) should the Lenders eventually opt to call upon those shares in settlement of the PAPDC obligations. At November 30, 2005 and August31, 2005 558,689 shares remain in escrow after Fremantle agreed to convert its $8,793,000 note plus interest for 2,931,125 shares of the Company’s common stock.

Sale and reacquisition of PAPDC

Subsequent to the reorganization of PAPDC described in note 8(a), on August 1, 2003, the Company sold all of its shares in PAPDC for nominal consideration. During the year ended August 31, 2003, the operating results of PAPDC were included in the consolidated financial statements until the date of the disposal.

PAPDC was considered a VIE under AcG-15 and was therefore consolidated from December 1, 2004 as described in note 2. On consolidation, the distribution obligation and associated distribution rights to all the film and television programming rights, as described above, were eliminated, as the liability to Fremantle and Comerica was also recorded within PAPDC and the investment in film balance existed in PAPDC. The Company then applied the purchase method to include PAPDC’s assets, liabilities and retained earnings in its consolidated financial statements. The Company consolidated an investment in film and television balance of $1,681,000, accounts payable and accrued liabilities of $474,000 and the liability to Fremantle of $1,467,000.

Pursuant to the original arrangements with PAPDC set out in note 8(a), the Company was obligated to carry out management services for PAPDC. This obligation continued until June 25, 2004. During the three months ended November 30, 2005, the Company recovered costs against the payable to Fremantle of $nil (2004 - $119,000).

On May 26, 2005, the Company re-acquired the 100% shares of PAPDC for a nominal amount, which had no effect on the carrying amount of any assets or liabilities.

Capital stock

a)

Shares

Authorized

Unlimited Common Shares without par value.

Unlimited Preference Shares, issuable in series without par value.

(i)

During the three months ended November 30, 2005 the Company recorded dividends of $59,000 (2004 - $nil) in respect of the Series I Preference Shares determined as 10% of the Series I Preferred Shares’ US$2,000,000 face value.

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2005 and 2004  <> ""  ""

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Issued

	Common			Preferred Series I	Total
	Number of shares	Amount $	Number of shares	Amount $	Amount $

Balance – August 31, 2005 and November 30, 2005	20,620,282	8,233	4,347,827	1,646	9,889

Shares held in escrow (note 8(b))	558,689	497	-	-	497

Stock-based compensation to employees

The Company has recorded stock compensation expense for the stock options granted to employees in the amount of $56,000 in selling, general and administrative expenses in the three months ended November 30, 2005 (2004 - $nil). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for stock options granted:

November 30, 2005 $

Risk-free interest rate	2.50 to 3.00%
Volatility	103 to 108%
Expected life	3.0 years

Historically, no dividends have been paid and none have been assumed.

Warrants

On July 29, 2005, in connection with a private placement, the Company issued 4,347,825 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The allocation of the proceeds from the issuance of the Units to the warrants and the redemption option is $693,000.

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2005 and 2004  <> ""  ""

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

During fiscal 2001, the Company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Class B Shares at an exercise price of US$2.72 per share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of Company’s shares on the date of grant, no compensation expense was recorded.

Loss per common share

	Three Months Ended November 30
	2005 $	2004 $

Numerator for basic net loss per common share
Net loss	(699)	(583)
Less: Preferred stock dividends	(59)	-

Loss used for basic net loss per common share	(758)	(583)
Denominator for basic net loss per common share
Weighted average number of common shares outstanding	21,179	17,409

Basic net loss per common share	(0.04)	(0.03)

Numerator for diluted net loss per common share:
Net loss used in computing basic net loss per common share	(758)	(583)
Denominator for diluted net loss per common share
Shares used in computing diluted net loss per common share	21,179	17,409

Diluted net loss per common share	(0.04)	(0.03)

For the three months ended November 30, 2005, the effect of potentially dilutive Series I Preferred Shares, Series II Preferred Share warrants, and other warrants (note 11) were excluded from the calculation of diluted net loss per share, as they are anti-dilutive to the basic net loss per common share.

For the three months ended November 30, 2004, the effect of potentially dilutive stock options, other warrants (note 11) and shares held in escrow related to the Fremantle and Comerica obligation (note 8(b)) was excluded from the calculation of diluted net loss per share, as they are anti-dilutive to the basic net loss per common share.

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2005 and 2004  <> ""  ""

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Changes in non-cash operating working capital

	Three Months Ended November 30
	2005 $	2004 $

Accounts and other receivables	2,475	1,155
Prepaid expenses and deposits	31	(197)
Accounts payable and accrued liabilities	(712)	(2,559)
Deferred revenue	83	(2,592)

	1,877	(4,193)

Commitments and contingencies

a)

Loan guarantees

The majority of the film productions delivered during the years ended August 31, 2004 and 2005 were pursuant to co-production agreements with an independent producer (the co-producer) in another country. Certain production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At November 30, 2005, the total amount of such unpaid loans was approximately $304,000 (August 31, 2005 - $343,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

b)

Film distribution rights commitment

At November 30, 2005, the Company had commitments of $3,889,000 (August 31, 2005 - $3,134,000) with respect to the acquisition of film distribution rights to 5 films (August 31, 2005 – 3 films), which will be delivered to the Company during the year ended August 31, 2006. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than May 31, 2006.

c)

Legal claims

i)

Viacom, Inc.

On October 2, 2001, the Company initiated an action against Viacom, Inc., MTV Networks, VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants’ failure to honour a contract for the co-financing of the television series Big Sound. During the year ended August 31, 2003, the subsidiary which initiated the action was sold as described in note 8. During the year ended August 31, 2005 the subsidiary was reacquired as part of the acquisition of PAPDC (see note 9).

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2005 and 2004  <> ""  ""

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

ii)

The Company’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The Company believes that this claim is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The Company does not expect the outcome of this proceeding to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

iii)

Other

The Company is a party to other legal proceedings in the ordinary course of its business but does not expect the outcome of any other proceedings, individually or in aggregate, to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

d)

During the year ended August 31, 2005, the Company provided a guarantee of the sales performance of its subsidiary Peace Arch Films Limited (PAF) of US$2,500,000 to assist with a third party producer’s financing for a production for which PAF has acquired worldwide distribution rights. PAF has also provided financing contributions towards the cost of the production. The sales performance guarantee is due one year after the production’s initial theatrical release which is expected to be February 2006. The guarantee obligation is recoverable by PAF from the proceeds of the production’s sales or the receipt of government incentives due to the producer. In return for providing the guarantee, the Company will obtain an additional interest in the film from its co-producer. Should the company default in the guarantee payment, the co-producer is entitled to receive the Company’s shares in satisfaction of the obligation which would be issued at market price at that time less 10%.

e)

Operating lease commitments

The company is committed to certain operating lease payments for premises. In addition, the Company has sublet certain other premises for which it remains the primary lease obligor. The total annual rental commitments are as follows:

	Lease obligations $	Sublease $	Net lease obligation $

2006	217	54	163
2007	61	-	61
2008	22	-	22
2009	22	-	22
2010	4	-	4

	326	54	272

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

November 30, 2005 and 2004  <> ""  ""

(Amounts in tables expressed in thousands of Canadian dollars, except per share amounts)

Segmented information

The Company conducts its operations in production and distribution of proprietary programming interests, which is programming the Company owns or in which it holds a continuing and long-term financial interest. The Company has its head office in Toronto, and maintains offices in Vancouver, Los Angeles and the U.K. The sales office in the U.K distributes the Company’s property throughout the world. Substantially all of the Company’s properties and equipment are located in Canada. Selected information for the Company’s operating segments for the three months ended November 31, 2005 and November 31, 2004, net of intercompany amounts, is as follows:

	Motion Picture	Television	Other	Total
	$	$	$	$
2005
Revenue	810	99	-	909
Loss from operations before the undernoted	(623)	(67)	(253)	(943)
Total assets	49,836	964	-	50,800

2004
Revenue	2,991	107		3,098
Loss from operations before the undernoted	(460)	(18)	(196)	(674)
Total assets	52,542	225	-	52,767

Geographical information, based on customer location, is as follows:

	Three Months Ended November 30
	2005	2004
	$	$
Revenue
Canada	147	117
United States	-	2,907
Germany	401	-
Other foreign	361	74
	909	3,098

Related party transactions

The Company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

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a)

During the three months ended November 30, 2005, the company paid $47,000 (2004 - $44,000) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

b)

During the three months ended November 30, 2005, the company paid $nil (2004 - $19,000) to a shareholder, director and officer of the Company for legal services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

c)

As at November 30, 2005, included in accounts receivable was $nil (August 31, 2005 - $1,421,000 (US$1,200,000)) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

Other related party transactions and balances have been described elsewhere in these financial statements.

Subsequent Event

Subsequent to November 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a subscription price of US $0.50 per share for total proceeds of US $717,948.

The net proceeds from the Series II Preference Shares will be used by the Company to fund working capital requirements and for general corporate purposes.

(13)